Luminex Corporation
12212 Technology Boulevard
Austin, TX 78727

June 11, 2014

Via EDGAR and Overnight Courier

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Luminex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 0-30109

Dear Mr. Vaughn:

The following sets forth the responses of Luminex Corporation (“Luminex” or the “Company”) to the comment issued by letter dated June 6, 2014 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) concerning Luminex’s Form 10-K for the year ended December 31, 2013. For your convenience, we have set out the text of the Staff’s comment, followed by the Company’s response.

Staff Comment:

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 17 - Commitments and Contingencies, page 93

Legal Proceedings, page 94

1.
We note your response to comment 2. Please also revise future filings to state, if true, that you disclose significant contingencies when the loss is not probable and/or the amount of the loss is not estimable, when you believe there is at least a reasonable possibility that a loss has been incurred. Refer to FASB ASC 450-20-50-3 and 450-20-50-4

Response:

In future filings, the Company will revise the commitments and contingencies accounting policy disclosure to state that we disclose significant contingencies when the loss is not probable and/or the amount of the loss is not estimable, when we believe there is at least a reasonable possibility that a loss has been incurred. The Company proposes revising the commitments and contingencies disclosure in future filings as follows:

When and if it appears probable in management's judgment, and based upon consultation with outside counsel, that the Company will incur monetary damages or other costs in connection with any claims or proceedings, and such costs can be reasonably estimated, the Company records the estimated liability in the financial statements.  If only a range of estimated losses can be estimated, the Company records an amount within the range that, in management's judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, the Company records the liability at the low end of the range of estimates. Any such accrual would be charged to expense in the appropriate period. The Company discloses significant contingencies when the loss is not probable and/or the amount of the loss is not estimable, when the Company believes there is at least a reasonable possibility that a loss has been incurred. The Company recognizes costs associated with legal proceedings in the period in which the services were provided. There can be no assurance that the Company will successfully defend these suits or that a judgment against the Company would not materially adversely affect operating results.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
June 11, 2014

The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (512) 219-8020, Howard Lamar of Bass, Berry & Sims PLC at (615) 742-6209 or Ryan D. Thomas of Bass, Berry & Sims PLC at (615) 742-7765.

Sincerely,

/s/ Harriss T. Currie
Chief Financial Officer, Senior Vice President of Finance

cc:	Gary Newberry, Securities & Exchange Commission
Martin James, Securities & Exchange Commission
Patrick J. Balthrop, Luminex Corporation
David S. Reiter, Esq., Luminex Corporation
Howard H. Lamar III, Esq., Bass, Berry & Sims PLC
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC